Randgold Resources Limited

3rd Floor, Unity Chambers

28 Halkett Street

St. Helier, Jersey JE2 4WJ

Channel Islands

August 15th, 2013

BY EDGAR AND MESSENGER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Randgold Resources Limited

Form 20-F for the Year Ended December 31, 2012

Filed March 29, 2013

File No. 000-49888

Ladies and Gentlemen:

Reference is made to the comment letter dated July 25, 2013 in respect of Randgold Resources Limited’s (the “Company”) Form 20-F filed on March 29, 2013 (File No. 000-49888) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

Accounting for Gounkoto Non-Controlling Interest Priority Dividends, page F-16

1.	We note that you are accruing a liability payable to the non-controlling interest and an equivalent amount of receivable within trade and other receivables, as the priority dividend is deducted from future dividend payments. Please explain to us the rationale of recording an asset at this time, explain the probable future economic benefits and the accounting guidance you are relying upon. We refer you to the IFRS Conceptual Framework on recognition of assets. In future filings, please add clarifying disclosure or modify your policy as necessary.

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 15, 2013

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff as follows:

As at December 31, 2012, the Randgold Resources Limited Group had recorded a non-controlling interest liability of US$25.2 million classified within Trade and other payables (note 14) on F-27 and a separate asset classified within Trade and other receivables on F-23 for the same value in respect of the State of Mali’s 10% priority dividend in the Gounkoto mine.

The State of Mali owns 20% of the ordinary share capital of the company Societe des Mines de Gounkoto (“Gounkoto”), the holder of the Gounkoto mine. Non-controlling interest is reflected in equity for the State of Mali’s share of profits and net assets based on their 20% equity interest accordingly. There is only one class of share.

Under the statutory requirements of the 1999 Malian Mining Code (the “Code”), the State of Mali, or government, owns 20% of the share capital of every Malian mining entity. The statutory legislation also stipulates that the government is entitled to advanced payment of dividends. The advanced payment entitlement is calculated based on a percentage of profits after certain deductions for corporate tax and other stipulated items. The advanced dividends paid are deducted from the ordinary dividends that the government receives under its 20% equity interest in Gounkoto. This structure was replicated in the Mining Convention entered into between Gounkoto and the State of Mali in March 2012. Accordingly, the Mining Convention states that the State of Mali is entitled to advanced dividends based on 10% of the profit metric above. While this is a term included in the Gounkoto Mining Convention, it is also reaffirming existing language in the Code.

The advanced dividend model was developed by the State of Mali as a means of ensuring regular cash flows from profitable mines. Historically, the government had not always received cash flows from profitable mining companies, as typically they were only entitled to such dividends after the mining company had settled loans associated with funding of construction. In line with its mine plan presented to the government, the Gounkoto mine had a short pay-back period and had settled all loans by June 2012 and began paying dividends thereafter. Notwithstanding the strong forecast cash flows from dividends from FY 2012 onwards, the State of Mali repeated the statutory advanced dividend clause in the Gounkoto Mining Convention.

As a result of the Code, Gounkoto has an unavoidable obligation to pay advanced dividends to the State of Mali as profits accrue. As a consequence, a liability is recognized at each balance sheet date. This is consistent with the IFRS Conceptual Framework paragraph 4.15 and 4.16, which state that “an essential characteristic of a liability is that the entity has a present obligation.….obligations may be legally enforceable as a consequence of binding contract or statutory requirement….a distinction must be drawn between a present obligation and a future commitment.…...the irrevocable nature of an agreement means that the economic consequences of failing to honor the obligation…leave the entity with little, if any, discretion to avoid the outflow.”

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 15, 2013

As the entitlement to advanced dividends is encoded in statute, the liability falls under the scope of IAS 12 Income Taxes. IAS 32 AG 12 states that “liabilities or assets that are not contractual (such as income taxes that are created as a result of statutory requirements imposed by governments) are not financial liabilities or financial assets. Accounting for income taxes is dealt with in IAS 12.”

Upon recognition of the liability, a statement of comprehensive income charge was recorded within ‘taxation’ as the statutory nature of the obligation is akin to taxation, being levied based on profits. In keeping with extractive industry norms, the State of Mali receives a return through a combination of corporate taxes charged on profits, royalties charged on revenues and other levies on profit such as the advanced dividend.

The liability is extinguished upon the subsequent payment of the advanced dividend.

An ‘Other receivables’ asset is recorded as the advanced dividend automatically entitles Gounkoto to reduce future cash flows paid to the State of Mali. The Code (also replicated in the Mining Convention) provides legal entitlement to deduct the value of the advanced dividend from the value of any dividends paid to the State of Mali in respect of its underlying 20% ownership interest.

Paragraph 4.4 of the IFRS Conceptual Framework states that an ‘asset is a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity”. Paragraph 4.8 of the IFRS Conceptual Framework states that ‘the future economic benefit embodied in an asset is the potential to contribute to the flow of cash and cash equivalents to the entity…it may also take the form of…capability to reduce cash outflows…”

The advanced dividend creates economic benefits which are expected to flow to the entity as it reduces the cash paid in respect of subsequent ordinary dividends. The payment of ordinary dividends is highly certain under the budget, forecast and mine plan. The future economic benefit is embodied in the ability to reduce future cash outflows to the non-controlling interest in respect of its dividends associated with its 20% equity interest. Gounkoto has the ability to control ordinary dividends and therefore realize the embodied benefits associated with the priority dividends.

In recognizing the asset, the Company’s Directors considered the forecasts and mine plan for Gounkoto and the dividend plans. The profits, distributable earnings and cash flow forecasts provided sufficient certainty regarding the declaration of ordinary dividends in FY 2013 to support the full recovery of the asset.

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 15, 2013

Subsequent to the December 31, 2012 year-end, Gounkoto declared US$85.2 million of dividends to its shareholders. The Company recorded a reduction in equity for the full value of the US$85.2 million ordinary dividend. At this point, the previously recognized US$25.2 million advanced dividend liability was reduced by a cash payment of US$17.0 million to the State of Mali in respect of the advanced dividend. In total, Gounkoto paid dividends of US$85.2 million to its shareholders. Randgold Resources Limited (as the 80% shareholder) received cash payment of US$68.2 million (80%) and the State of Mali (as the 20% shareholder) received cash payment of US$17.0 million which reduced the US$25.2 million advanced dividend liability. The State of Mali had an ordinary dividend entitlement of US$17.0 million (20% of US$85.2 million) under its ordinary shareholding. The ordinary dividend payment part settled the advanced dividend liability of US$25.2 million, and similarly reduced the asset recoverable and so both the Other Liability and Other Asset amounts were reduced by US$17.0 million. It is fully expected that the remaining advanced dividend liability and the related asset, which existed at year end, will be settled by the end of 2013.

The Company advises the Staff that it will clarify its disclosures in future filings in a manner consistent with the foregoing explanation.

Note 3. Key Accounting Estimates and Judgments, page F-19

2.	We note your disclosure that in Mali the Tax on Value Added (TVA) owing is being offset against other tax owing to the State, as allowed for in the relevant mining conventions. Please further explain the amount, the timing and description of other taxes owed and accounting guidance in IFRS to support any right of offset. Please clarify if you have a legally enforceable right to make or receive a single net payment and whether you intend to make or receive such a net payment or to recover the asset and settle the liability simultaneously.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff as follows:

Taxes owed by the State of Mali of US$120.8 million as included in Trade and other receivables (note 7) on page F-23 mainly includes TVA balances owing by the State of Mali of US$84.0 million. This balance is stated net of the historic ‘offsets’ against other taxes owing to the State of Mali referred to on page F-19. These taxes owing to the State of Mali include royalties on gold sales and payroll taxes, which are payable on a monthly basis. It also includes corporate income tax which becomes payable four times per year.

In addition to the US$84.0 million net TVA receivable, the Taxes owed by the State of Mali of US$120.8 million further includes refundable duties of US$4.3 million at Loulo, refundable TVA balances at Tongon in Cote d’Ivoire of US$5.3 million, as well as TVA balances at Kibali in the Democratic Republic of Congo (“DRC”) of US$23.5 million.

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 15, 2013

Paragraph 71 of IAS 12 Income Taxes states that an entity shall offset current tax assets and current tax liabilities if, and only if, the entity has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Paragraph 42 of IAS 32 makes a similar statement in respect of financial assets and financial liabilities. IAS 12 Income Taxes is the relevant framework for taxes receivable and payable under statute, as set out in IAS 32 AG 12 and therefore applies to the statutory TVA and corporate income tax.

Under specific clauses of the legally binding relevant Malian Mining Conventions between the State of Mali and various group subsidiary entities, the Company is entitled to reduce any taxes (including TVA) owed by the State of Mali tax authority to the Company, by the amounts payable to the State of Mali tax authority in respect of other taxes, e.g. corporate income tax, royalties and payroll taxes. The Company has a legally enforceable right of offset, which it is exercising. This is also consistent with the IFRS Conceptual Framework paragraph 4.10 as the TVA asset is used to settle a corporate income tax liability.

Under the terms of the Mining Convention, the Company has a legally enforceable right to receive a net payment for the net US$84.0 million from the State of Mali tax authority. The Company intends to enforce its rights to receive a net payment of US$84.0 million in respect of the outstanding TVA.

Other

3.	We note you released the results of the quarter ended March 31,2013 on your website on May 2, 2013; however, you have not furnished these results in a Form 6-K. Please furnish the results in a Form 6-K or tell us why you do not believe you are required to do so.

Response: We respectfully note that the Company furnished its financial results for the quarter ended March 31, 2013 in Exhibit 99.3 to the Company’s Form 6-K filed on May 2, 2013.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 15, 2013

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at +44 1534 735 333 or contact Steven Suzzan of Fulbright & Jaworski LLP at (212) 318-3092.

Yours faithfully,

/s/ Graham Shuttleworth

Graham Shuttleworth

Chief Financial Officer

Randgold Resources Limited

cc:	Jamie Kessel, Staff Accountant
Nasreen Mohammed, Assistant Chief Accountant
Steven Suzzan, Esq., Fulbright & Jaworski LLP